Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS RECORD

FOURTH QUARTER 2007 RESULTS

Toronto (February 20, 2008) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported record quarterly net income of $65.2 million, or $0.46 per share for the fourth quarter of 2007.  This result includes a gain of $29.8 million, or $0.21 per share, on the reduction of income tax rates.  In the fourth quarter of 2006, the Company reported net income of $41.9 million, or $0.35 per share.  Earnings per share in the fourth quarter of 2007 were diluted by the issuance of approximately 6.9 million common shares on the exercise of the Company’s outstanding warrants and the issuance of 13.8 million shares earlier in the year in connection with the acquisition of Cumberland Resources Ltd.

Fourth quarter cash provided by operating activities decreased to $43.3 million from $84.5 million in the fourth quarter of 2006, due to lower byproduct metal prices and working capital movements.

“Record financial results were achieved this quarter as we prepare to open the first of our five new gold mines in April”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “In addition, with our Kittila mine in Finland set to open this September, our gold output in 2008 is expected to rise more than 50% from the 2007 level”, added Mr. Boyd.

Fourth quarter 2007 highlights include:

•                  Strong Operating Results — steady metal output and cost control contributed to record operating earnings and strong cash flow

•                  Low Costs - Low total cash costs per ounce(1) at LaRonde of minus $184

•                  Progress On Gold Production Growth —new gold mines, Goldex and Kittila, on track for 2008 openings

•                  Significant Exploration Upside — continuing to receive ore-grade intersections over mineable widths outside of currently known reserve/resource envelopes at Pinos Altos, Kittila, and Meadowbank

•                  Rewarding Shareholders — 50% increase to annual dividend announced

(1) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of total cash costs per ounce to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

For the full year 2007, the Company recorded net income of $139.3 million, or $1.05 per share.  In 2006, Agnico-Eagle recorded net income of $161.3 million, or $1.40 per share.

Full year 2007 earnings were negatively affected by lower realized prices for zinc and copper, and lower payable production for gold, silver and zinc.  The lower production rates were largely the result of the mining of additional tonnes of low-grade zinc ore during the year due to historically high zinc prices.  The resulting deferral of ore has resulted in an extension of the mine life by at least two years.   Full year 2007 earnings per share were also diluted by the previously mentioned 13.8 million shares issued to acquire Cumberland Resources Ltd. and the 6.9 million shares issued in connection with the warrant exercise.

For 2007, the Company recorded cash provided by operating activities of $229.2 million.  This is substantially the same as 2006 when cash provided by operating activities totaled $226.3 million.  The small increase in cash provided by operating activities was due to working capital movements, offset partly by lower realized byproduct metal prices.

The Company’s financial position remains strong with cash and cash equivalents of $396.0 million at December 31, 2007 and a substantially undrawn, unsecured, $300 million five year credit facility.  The Company’s cash position decreased $31.6 million in the fourth quarter largely due to the $197.6 million invested in the Company’s gold growth projects.

Payable gold production(2) in the fourth quarter of 2007 was 60,183 ounces at total cash costs per ounce of minus $184.  This compares with payable gold production of 66,022 ounces, at total cash costs per ounce of minus $868, in the fourth quarter of 2006.  The increase in total cash costs per ounce in the fourth quarter of 2007 versus the prior period is mainly due to a stronger Canadian dollar, lower byproduct zinc revenues and increased minesite costs.

(2) Payable gold production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 21, 2008 at 11:00AM (E.S.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll-free 800-732-9307.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the 416-640-1917, passcode 21259713# or Toll-free access number 877-289-8525, passcode 21259713#.

The conference call will be replayed from Thursday, February 21, 2008 at 1:30 PM (E.S.T.) to Thursday, February 28, 2008 11:59 PM (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on the website.

LaRonde Mine - Strong Production and Cost Control Performance Continues

The LaRonde mill processed an average of 7,119 tonnes of ore per day in the fourth quarter of 2007, compared with an average of 7,452 tonnes per day in the corresponding period of 2006.  Milling performance for the full year 2007 was 7,325 tonnes per day versus 7,324 tonnes per day in 2006.  LaRonde has now been operating at an average of approximately 7,300 tonnes per day for more than four years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne(3) were approximately C$65 in the fourth quarter.  These costs are higher than the C$63 per tonne experienced in the fourth quarter of 2006.  The increase in costs was largely due to higher input costs for consumables such as fuel and chemical reagents as seen across the mining industry and also due to slightly lower ore throughput.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Minesite costs per tonne for the full year 2007 were approximately C$66, six percent higher than 2006.  This increase is partly due to accelerated underground development, but also due to industry cost escalation.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce remained very low by industry standards, at minus $184 in the fourth quarter.  This compares with the results of the fourth quarter of 2006 when total cash costs per ounce were minus $909.  The increase in total cash costs is due to a stronger Canadian dollar, increased minesite costs and lower byproduct revenues resulting from lower realized prices.

As a result of the historically high zinc prices, which have prevailed over the past several quarters, it is now expected that the mine life of LaRonde, mineable from the existing shaft and infrastructure, will be extended by two years.  This is largely due to the mining of previously sub-economic ore adjacent to the hangingwall of the orebody.  This lower grade zinc ore was not included in the original mining plan.  The effect of mining this ore is marginally lower gold and byproduct production annually, but results in maximizing the value of the orebody over its life.

Cash Position Remains Strong, Despite Large Investments in Gold Growth

Cash and cash equivalents decreased to $396.0 million at December 31, 2007 from the September 30, 2007 balance of $427.6 million.  As expected, all of the Company’s operating cash flow and a portion of its existing cash balances were reinvested in its gold growth projects.  During the quarter, Agnico-Eagle added $43.3 million of cash provided by operating activities.  Capital expenditures in the quarter totaled $197.6 million, including $82.3 million on the construction of Meadowbank, $29.2 million on Goldex, $29.6 million at Kittila, $10.5 million on the LaRonde Extension, $15.5 million at Pinos Altos and $13.5 million at Lapa.  For the full year 2007, capital expenditures totaled $508.7 million.  Capital costs are higher than 2006 due to the acquisition of the Meadowbank project in April 2007 and the approval of construction of the Pinos Altos project in August 2007.

The Company’s cash position is expected to decrease in 2008 as the Company expects to spend more than $550 million on capital expenditures related to its development projects.

However, with large cash balances, strong cash flows, no long term debt, and substantially undrawn bank lines of $300 million, Agnico-Eagle is fully funded for the development and exploration of its pipeline of gold projects in Canada, Finland and Mexico.

Five New Gold Mines Under Construction

At the 100% owned Goldex mine project in northwestern Quebec, Agnico-Eagle commenced construction in July 2005.  Proven and probable reserves of 1.6 million ounces of gold (23.1 million tonnes grading 2.2 grams per tonne.  For each property all reserve and resource data are presented in the Detailed Mineral Reserve and Resource Data — December 31, 2007 table in this press release) are estimated to be sufficient for a ten year mine life with annual production averaging 175,000 ounces.  With a large additional resource, the deposit remains open for expansion.

The Goldex production shaft was completed in November 2007.  Approximately 27,000 tonnes of ore were extracted and stockpiled on surface during the fourth quarter.  The total proven reserves in the surface stockpile now stand at approximately 249,000 tonnes, grading 2.2 grams per tonne, from this development ore.  Overall, construction is ahead of schedule and the mine is expected to begin production during April 2008.

Construction commenced at the 100% owned Kittila mine project in northern Finland in the second quarter of 2006.  The project is expected to produce an average of 150,000 ounces of gold per year over its estimated mine life of 13 years.  Kittila has probable gold reserves of 3.0 million ounces (18.2 million tonnes grading 5.1 grams per tonne).  With a large additional resource, the deposit remains open for expansion.

Drilling from surface is ongoing to convert resources to reserves and to extend the overall envelope.  Deeper exploration drilling from  the new decline began in the fourth quarter of 2007, opening up the entire area below the main Suuri zone with results discussed in the February 15, 2008 press release.

During the fourth quarter of 2007, underground development exposed the Rouravaara Zone on the 150 Level. Grades are pending, however the location and thicknesses were as predicted by surface diamond drilling.

Surface overburden stripping for the main open pit was advanced with approximately 181,000 cubic metres moved in the quarter, contributing to approximately 263,000 cubic metres stripped during the year.  Overall, pit stripping, infrastructure construction and equipment delivery at Kittila are on schedule for the September 2008 mine start up.

At the 100% owned Lapa mine project in northwestern Quebec, the final phase of construction commenced in the second quarter of 2006.  Proven and probable gold reserves of 1.1 million ounces (3.8 million tonnes grading 8.9 grams per tonne) are expected to support estimated annual production of 125,000 ounces per year over an estimated mine life of seven years.

The shaft at Lapa has reached its final depth of 1,370 metres.  Lateral mine development began in November 2007 with advance of more than 400 metres by year end.  Construction of the surface service facilities is well underway.  Initial production from Lapa is expected to begin in mid-2009.

At the 100% owned LaRonde mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the infrastructure extension at depth.  Proven and probable reserves of 5.0 million ounces (34.9 million tonnes grading 4.4 grams per tonne) are expected to support a mine life through 2021.  Annual gold production is anticipated to average 340,000 ounces over the remaining 14 year mine life.

The focus during the fourth quarter was on underground infrastructure construction and detailed engineering.  Shaft sinking for the new internal shaft began before year end.  The same shaft sinking crews that successfully developed Lapa and Goldex transitioned to LaRonde for this project.

At the 100% owned Pinos Altos mine project in northern Mexico, the property has probable gold reserves of 2.5 million ounces (24.7 million tonnes grading 3.2 grams per tonne).  Additionally, the property contains a large silver reserve of over 73.1 million ounces (the same 24.7 million tonnes grading 92.2 grams per tonne).  The project was approved for construction in August 2007.  Average annual production is expected to be approximately 190,000 ounces of gold over an estimated 12 year mine life.

Construction of the permanent camp is progressing as expected.  The construction of a 2,800 metre underground exploration ramp commenced in March 2007 and has advanced approximately 1,000 metres.  Additionally, the development of the production decline is underway as well as site preparation for the start of construction.

Deeper exploration drilling began from the decline in the fourth quarter of 2007, targeting the area below the main Santo Nino zone.  With a large gold and silver resource outside of the reserve envelope, the  deposit remains open for expansion.

Exploration drilling continues on the Creston/Mascota area.  This region, to the northwest of Santo Nino, is now being studied on the merits of being a separate mining operation, based on the assumption of a rapid definition of near surface gold reserves.  The current inferred gold resource is 0.4 million ounces of gold and 4.0 million ounces of silver from 7.7 million tonnes grading 1.4 grams per tonne gold and 16.2 grams per tonne silver, respectively.   The gold could possibly be processed via heap leach although a milling option is also being contemplated.  An initial scoping study is expected to be completed in 2008.

All the necessary land agreements with the four local ejidos have been established.  Negotiations for additional surface rights with the underlying royalty holder are ongoing.  If these negotiations are not successful, modifications to the proposed mine plan contained in the base case feasibility study may be implemented.

Agnico-Eagle’s 100% owned Meadowbank project in Nunavut has probable gold reserves of 3.5 million ounces (29.3 million tonnes grading 3.7 grams per tonne).  With a large additional gold resource, the deposit remains open for expansion.  Initial gold production is anticipated by January 2010. Annual gold production is estimated to average 360,000 ounces over the nine year life of the mine.

The exploration focus on Meadowbank in 2007 was resource to reserve conversion in the vicinity of the open pit reserves, and resource exploration around the Goose South, Goose

Island, Portage, Cannu and Vault zones.  Further grassroots exploration, prospecting and diamond drilling will be performed on the large property position in 2008.

The all-weather road from the deep-water port at Baker Lake will be completed in the first quarter 2008.  Detailed engineering, sourcing and acquisition of the major capital equipment are ongoing.  The first pieces of the major capital equipment have already been delivered to the site.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars except where noted, unaudited)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Income and cash flows
LaRonde Mine
Revenues from mining operations	$108,728	$138,381	$432,205	$464,632
Production costs	42,180	38,543	166,104	143,753
Gross profit (exclusive of amortization shown below)	$66,548	$99,838	$266,101	$320,879
Amortization	6,157	7,031	27,757	25,255
Gross profit	$60,391	$92,807	$238,344	$295,624
Net income for the period	$65,162	$41,852	$139,345	$161,337
Net income per share (basic)	$0.46	$0.35	$1.05	$1.40
Net income per share (diluted)	$0.46	$0.34	$1.04	$1.35
Cash provided by operating activities	$43,345	$84,501	$229,189	$226,252
Cash provided by (used in) investing activities	$(200,036)	$(63,601)	$(449,000)	$(189,508)
Cash provided by (used in) financing activities	$124,181	$4,406	$130,732	$298,579
Weighted average number of common shares outstanding — basic (in thousands)	140,618	120,987	132,768	115,461
Tonnes of ore milled	654,976	685,624	2,673,463	2,673,080
Head grades:
Gold (grams per tonne)	3.14	3.31	2.95	3.13
Silver (grams per tonne)	73.50	75.26	75.40	76.58
Zinc	3.59%	4.06%	3.63%	4.13%
Copper	0.40%	0.34%	0.36%	0.37%
Recovery rates:
Gold	91.11%	90.51%	91.21%	91.51%
Silver	86.70%	87.30%	87.51%	87.53%
Zinc	88.20%	88.50%	86.80%	87.60%
Copper	88.40%	83.00%	86.20%	82.40%
Payable production:
Gold (ounces)	60,183	66,022	230,992	245,826
Silver (ounces in thousands)	1,166	1,249	4,920	4,955
Zinc (tonnes)	17,563	20,865	71,577	82,183
Copper (tonnes)	2,156	1,762	7,482	7,289
Payable metal sold:
Gold (ounces)	58,917	68,993	229,316	256,961
Silver (ounces in thousands)	1,214	1,227	5,171	4,739
Zinc (tonnes)	19,191	22,348	72,905	81,689
Copper (tonnes)	2,157	1,769	7,466	7,302
Realized prices:
Gold (per ounce)	$895	$594	$748	$622
Silver (per ounce)	$14.40	$13.38	$13.63	$12.42
Zinc (per tonne)	$2,313	$4,640	$2,941	$3,699
Copper (per tonne)	$6,134	$6,059	$6,994	$8,186
Total cash costs (per ounce):
Production costs	$701	$584	$719	$585
Less: Net byproduct revenues	(850)	(1,475)	(1,082)	(1,240)
Inventory adjustments	(28)	33	4	(31)
Accretion expense and other	(7)	(10)	(6)	(4)
Total cash costs (per ounce)*	$(184)	$(868)	$(365)	$(690)
Minesite costs per tonne milled (C$)*	$65	$63	$66	$62

* Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures. For a reconciliation of these measures to the financial statements, see note 1 to these financial statements.

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATON

(thousands of United States dollars, unaudited)

	As at December 31, 2007	As at December 31, 2006
ASSETS
Current
Cash, cash equivalents and short term investments	$396,019	$458,617
Trade receivables	79,419	84,987
Inventories:
Ore stockpiles	5,647	2,330
Concentrates	1,913	3,794
Supplies	15,637	11,152
Other current assets	107,459	61,953

Total current assets	606,094	622,833
Other assets	16,436	7,737
Future income and mining tax assets	17,805	31,059
Property, plant and mine development	2,107,063	859,859

	$2,747,398	$1,521,488

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$108,227	$42,538
Dividends payable	26,280	15,166
Income taxes payable	—	14,231

Total current liabilities	134,507	71,935

Reclamation provision and other liabilities	57,941	27,457

Future income and mining tax liabilities	496,016	169,691

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 142,403,379 (December 31, 2006 — 121,025,635)	1,931,667	1,230,654
Stock options	23,573	5,884
Warrants	—	15,723
Contributed surplus	15,166	15,128
Retained earnings	112,240	3,015
Accumulated other comprehensive loss	(23,712)	(17,999)

Total shareholders’ equity	2,058,934	1,252,405

	$2,747,398	$1,521,488

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATION

(thousands of United States dollars, except share and per share amounts, unaudited)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
REVENUES
Revenues from mining operations	$108,728	$138,381	$432,205	$464,632
Interest and sundry income	6,349	5,153	25,142	21,797
Gain on sale of available-for-sale securities	—	1,143	4,088	24,118

	115,077	144,677	461,435	510,547
COSTS AND EXPENSES
Production	42,180	38,543	166,104	143,753
Loss on derivative financial instruments	—	2,136	5,829	15,148
Exploration and corporate development	6,849	10,271	25,507	31,077
Amortization	6,157	7,031	27,757	25,255
General and administrative	13,747	9,503	38,167	25,884
Provincial capital tax	(1,306)	2,132	3,202	3,758
Interest	632	688	3,294	2,902
Foreign currency translation loss (gain)	276	(7,428)	32,297	2,127

Income before income, mining and federal capital taxes	46,542	81,801	159,278	260,643
Income and mining tax expense (recovery)	(18,620)	39,949	19,933	99,306

Net income for the period	$65,162	$41,852	$139,345	$161,337

Net income per share — basic	$0.46	$0.35	$1.05	$1.40

Net income per share — diluted	$0.46	$0.34	$1.04	$1.35

Weighted average number of shares outstanding (in thousands)
Basic	140,618	120,897	132,768	115,461
Diluted	141,808	124,578	133,958	119,142

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATION

(thousands of United States dollars, unaudited)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Operating activities
Net income for the period	$65,162	$41,852	$139,345	$161,337
Add (deduct) items not affecting cash:
Amortization	6,157	7,031	27,757	25,255
Future income and mining taxes	(13,841)	36,884	16,380	81,993
Unrealized loss on derivative contracts	—	3,545	5,018	—
Gain on sale of available-for-sale securities	—	(1,143)	(4,088)	(24,118)
Gain on sale of Contact Diamond Corporation	—	—	—	(7,361)
Amortization of deferred costs and other	4,945	(14,416)	54,355	288
Changes in non-cash working capital balances
Trade receivables	(4,800)	(4,905)	5,568	(28,683)
Income taxes payable/recoverable	—	3,342	(14,231)	22,171
Inventories	862	767	(1,187)	(2,493)
Other current assets	(30,771)	(422)	(55,389)	(4,639)
Accounts payable and accrued liabilities	15,631	11,966	55,661	4,745
Interest payable	—	—	—	(2,243)

Cash provided by operating activities	43,345	84,501	229,189	226,252

Investing activities
Additions to property, plant and mine development	(197,590)	(53,282)	(508,701)	(149,185)
Acquisition of Cumberland Resources Ltd., net of cash acquired of $96,043	—	—	84,207	—
Acquisitions, investments and other	(2,446)	(10,319)	(24,506)	(40,323)

Cash provided by (used) in investing activities	(200,036)	(63,601)	(449,000)	(189,508)

Financing activities
Dividends paid	—	—	(13,406)	(3,166)
Proceeds from common shares issued	124,181	4,406	144,138	301,745

Cash provided by financing activities	124,181	4,406	130,732	298,579

Effect of exchange rate changes on cash and cash equivalents	935	2,428	26,481	2,312

Net increase in cash and cash equivalents during the period	(31,575)	27,734	(62,598)	337,635
Cash and cash equivalents, beginning of period	427,594	430,883	458,617	120,982

Cash and cash equivalents, end of period	$396,019	$458,617	$396,019	$458,617

Other operating cash flow information:
Interest paid during the period	$768	$487	$2,406	$4,214
Income, mining and capital taxes paid during the period	$(1,406)	$173	$22,138	$1,405

Note 1: Reconciliation of Total Cash Costs Per Ounce and Minesite Costs Per Tonne

(thousands of dollars, except where noted)	Three months ended December 31, 2007	Three months ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2006

Production costs per Consolidated Statements of Income	$42,180	$38,543	$166,104	$143,753
Adjustments:
Byproduct revenues	(56,022)	(97,399)	(260,668)	(304,817)
Inventory adjustment(i)	3,194	2,161	11,528	(7,607)
Non-cash reclamation provision	(427)	(603)	(1,264)	(936)

Cash operating costs	$(11,075)	$(57,298)	$(84,300)	$(169,607)

Gold production (ounces)	60,183	66,022	230,992	245,826

Total cash costs (per ounce)(ii)	$(184)	$(868)	$(365)	$(690)

(thousands of dollars, except where noted)	Three months ended December 31, 2007	Three months ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2006

Production costs per Consolidated Statements of Income	$42,180	$38,543	$166,104	$143,753
Adjustments:
Inventory adjustment(iii)	(1,660)	(318)	916	2,494
Non-cash reclamation provision	(427)	(603)	(1,264)	(936)

Minesite operating costs (US$)	40,093	$37,622	165,756	$145,311

Minesite operating costs (C$)	42,878	$42,868	177,735	$164,459

Tonnes of ore milled (000’s tonnes)	655	686	2,673	2,673

Minesite costs per tonne (C$)(iv)	$65	$63	$66	$62

Notes:

(i)                                   Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)                                Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)                             This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)                            Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

(v)                               Payable gold production means the quantity of gold produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

Detailed Mineral Reserve and Resource Data — December 31, 2007

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
Goldex	2.23				18	250
Lapa	10.65				1	2.8
LaRonde	2.77	73.80	0.33	3.81	416	4,672
Subtotal Proven Mineral Reserve	2.75				435	4,924
Probable Mineral Reserve
Goldex	2.20				1,616	22,849
Kittila	5.12				2,996	18,205
Lapa	8.86				1,070	3,756
LaRonde	4.67	34.61	0.30	1.67	4,542	30,225
Meadowbank	3.67				3,453	29,261
Pinos Altos	3.21	92.21			2,547	24,657
Subtotal Probable Mineral Reserve	3.91				16,224	128,952
Total Proven and Probable Mineral Reserves	3.87				16,659	133,877

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Indicated Mineral Resource
Bousquet	5.63				309	1,704
Ellison	5.68				76	415
Goldex	2.75				27	304
Kittila	3.03				527	5,416
Lapa	4.48				124	865
LaRonde	2.14	25.33	0.14	1.70	388	5,643
Meadowbank	2.30				1,078	14,582
Pinos Altos	1.36	49.88			270	6,182
Total Indicated Resource	2.48				2,799	35,111

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Inferred Mineral Resource
Bousquet	7.45				399	1,667
Ellison	5.81				147	786
Goldex	2.35				897	11,889
Kittila	3.39				1,181	10,832
Lapa	8.96				219	759
LaRonde	6.26	22.65	0.47	1.07	950	4,723
Meadowbank	3.49				385	3,434
Pinos Altos	1.44	24.08			568	12,237
Total Inferred Resource	3.19				4,747	46,326

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this press release has been prepared as at February 20, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: the Company’s forward looking production guidance, including estimated ore grades, metal production, life of mine horizons, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 15, 2008 were based on three-year average prices for the period ending December 31, 2007 of $583 per ounce gold, $10.77 per ounce silver, $1.19 per pound zinc, $2.65 per pound copper and C$/US$, US$/Euro, and MXP/US$ exchange rates of 1.14,  1.29 and 10.91, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are exclusive of mineral resources.

A Qualified Person, Dyane Duquette P.Geo., Assistant Superintendent of Technical Services for the Goldex project, was responsible for the mineral reserve and mineral resource estimate at the Goldex project. Required information for the Goldex mineral resource and mineral reserve that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.4 (a), (c) and (d) can be found in the Company’s Technical Report for the Goldex Project that was disclosed on SEDAR on October 27, 2005 and in the Company’s press release dated February 15, 2008.

The Kittila mine project mineral resource and mineral reserve estimate was prepared by Jyrki Korteniemi, the Superintendent of Geology for the Kittila Project under the supervision of a Qualified Person, Marc Legault P.Eng., the Company’s Vice-President, Project Development. Required information for the Kittila mineral resource and mineral reserve that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.4 (a), (c) and (d) can be found in the Company’s Technical Report for the Kittila Project that was disclosed on SEDAR on March 14, 2006 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Geology for the Lapa mine project. Required information for the Lapa mineral resource and mineral reserve that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.4 (a), (c) and (d) can be found in the Company’s Technical Report for the Lapa Project that was disclosed on SEDAR on June 8, 2006 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the LaRonde mineral reserve and resource estimate is François Blanchet Ing., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is December 31, 2007. Required information for the LaRonde mineral resource and mineral reserve that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.4 (a), (c) and (d) can be found in the Company’s Technical Report for the LaRonde Mine that was disclosed on SEDAR on March 23, 2005 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Meadowbank mineral resource estimate is Daniel Doucet Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. Required information for the Meadowbank mineral resource and mineral reserve that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.4 (a), (c) and (d) can be found in the Technical Report for the Meadowbank Project that was disclosed by Cumberland Resources Ltd. on SEDAR on March 31, 2005 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Pinos Altos mineral resource and reserve estimate is Daniel Doucet, Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. Required information for the Pinos Altos mineral resource and mineral reserve that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.4 (a), (c) and (d) can be found in the Company’s Technical Report for the Pinos Altos Project that was disclosed on SEDAR on September 24, 2007 and in the Company’s press release dated February 15, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault, the “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements included herein.